EXHIBIT 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of IFRS

(Skr millions, except for ratios)

	Year ended December 31,
	2007	2006
Fixed Charges:
Interest expenses	10,213.7	7,242.0

Earnings:
Net profit	353.0	355.5
Taxes	153.9	145.8
Fixed charges	10,213.7	7,242.0
	10,720.6	7,743.3

Ratio of earnings to fixed charges	1.05	1.07

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK exclusive of the S-system.